Southwestern Resources Corp. Board of Directors Approves Shareholder Rights Plan, Appoints Dan Innes as Special Consultant

VANCOUVER, BRITISH COLUMBIA (July 23, 2007) – Southwestern Resources Corp. (TSX: SWG) (the "Company") announced today that its board of directors has adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan is designed to ensure fair treatment for all Shareholders in the event of a take-over bid or any other attempt to acquire a controlling interest in the Company.  The Rights Plan is being implemented at this time to ensure the Company has time to advance its independent review of the Boka Project in the event an opportunistic bid is made when such review is still underway.  As the current share price may not fairly represent the intrinsic value of the Company, the implementation of the Rights Plan will ensure the Company has sufficient time to respond in an informed manner to any unsolicited bid.

Southwestern Resources Corp. is not aware of any specific take-over bid for the Company that may be contemplated.

Provisions of the Rights Plan include the limitation on shareholder ownership at 20% of outstanding common shares in the absence of a take-over bid for all outstanding common shares and a requirement for a take-over bid to be open for a minimum of 60 days. The plan will be available for viewing at www.sedar.com under the Company's profile.

The Rights Plan is subject to acceptance by the TSX Stock Exchange. The Rights Plan is effective immediately and must be confirmed by shareholders within six months.

In addition, the Company has engaged Daniel Innes as a special consultant.  Mr. Innes has significant familiarity with the Company's properties as he was formerly the Company's Vice President of Exploration.  Mr. Innes has held positions with various public mineral exploration companies and the Company welcomes the addition of his knowledge and expertise in the mining industry.

Mr. Innes stated:  "I look forward to working with the Company to further advance its mineral properties and business plans."

The Company also announces that Patrick Downey has resigned as a director.  Mr. Downey joined the board of Southwestern on April 5, 2007 and has resigned to focus on his other business commitments.  The Company wishes to thank Mr. Downey for his contributions and guidance.

About Southwestern

Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties in China and Peru.  The Company has a number of significant projects including the Liam Gold-Silver Project in Peru with Newmont Peru Limited and the Boka Gold Project in China.  The Company is also exploring for porphyry copper-gold in a large area of southwestern Yunnan Province, China under a joint venture with Newmont Overseas Exploration Limited, and has entered into a Joint Venture Heads of Agreement with Inco Limited, a subsidiary of CVRD Canada Inc., to carry out mineral exploration for nickel, copper and platinum group metals in Yunnan and Sichuan provinces, China.  Southwestern also owns 49.73% of the recently listed Zincore Metals Inc., which owns zinc assets in Peru. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this release that are forward-looking are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators.  Such information contained herein represents management's best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.

FOR FURTHER INFORMATION, PLEASE CONTACT:
David Black, Chairman of the Board, Southwestern Resources Corp.
(604)-669-2525